

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Eckert †
David A. Pordy +
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver †
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos +
Martin Levine

Worthington H. Talcott, Jr. +
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr. +
Timothy Dugan +
Kim Viti Fiorentii
Sean P. Sherman +
Gregory D. Grant
Jacob S. Frenkel•
Rebecca Oshoway

Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Christine M. Sorge
Michael Schulman
Debra S. Friedman•
Matthew M. Moore +

Eric J. von Vorys
Gary I. Horowitz
Heather L. Howard
Stephen A. Metz
Suk "Paul" Chung
J. Howley
n J. Morgan•
E. Draper•
r L. Spurrier•
J. Brady
G. Bernstein
Teck
. Ritter○
. Ginsberg
John D. Sadler
Marc E. Pasekoff
Erin J. Ashbarry
Alexis H. Peters•

Meredith S. Abrams
John D. Adams
Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer○
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field
Jeannie Eun Cho
Special Counsel
Philip R. Hochberg○
Maryland and D.C.
except as noted:
+ Virginia also   ○ D.C. only
• Maryland only † Retired

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

September 9, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b)
      promulgated under the Securities Exchange Act of 1934, as amended
      SEC File No. 82-34672
      Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 9, 2005   Stock Exchange Announcement – Holding(s) in Company – Notification of Change in Shareholding of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: _____
    Christopher C. Roberts

Enclosures
cc: Carmelina Carfora,
      Company Secretary (w/o enc.)
18031915-86.doc
T: 092505

REG-Electrocomponents Holding(s) in Company

RNS Number:1004R
Electrocomponents PLC
09 September 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION OF CHANGE IN SHAREHOLDING OF SUBSTANTIAL SHAREHOLDER

The Company has received notification on 9th September 2005 (dated 6th September 2005) that the overall holding of Barclays Bank PLC has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company.

CARMELINA CARFORA

Group Company Secretary

9th September 2005

This information is provided by RNS
The company news service from the London Stock Exchange
END
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